UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 4) *

Moscow CableCom Corp.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

61945R 100
(CUSIP Number)

Christopher F. Schultz, Esq. Porzio, Bromberg & Newman P.C. 156 W. 56th Street New York, New York, 10019 Telephone (212) 265-6888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)

Name of Reporting Persons.

   I.R.S. Identification Nos. of above persons (entities only).

   Moskovskaya Telecommunikatsionnaya Corporatsiya

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)

[  ]

   (b)

[X]

(3)

SEC Use Only

(4)

Source of Funds (See Instructions): N/A

(5)

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [  ]

(6)

Citizenship or Place of Organization:

   Russian Federation

Number of Shares

(7)        Sole Voting Power:

0

Beneficially Owned

(8)        Shared Voting Power:

12,913,475(1)

By Each Reporting

(9)        Sole Dispositive Power:

             0

Person With

(10)      Shared Dispositive Power:

12,749,972(2)

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

   12,913,475 Shares(1)

(12)      Check if the Aggregate Amount in Row (11) Excludes

                Certain Shares (See Instructions):    [  ]

(13)       Percent of Class Represented by Amount in Row (11):  70.7%(3)

(14)     Type of Reporting Person (See Instructions):

               OO

(1)

Includes: (i) 4,220,879 shares of common stock, $0.01 par value (the “Common Stock”), of Moscow CableCom Corp., (the “Company”) held directly by Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”), (ii) 3,375,084 shares of Common Stock held directly by Renova Media Enterprises Ltd. (“RME”), which COMCOR may be deemed to beneficially own by virtue of a shareholders agreement, dated August 26, 2004, as amended (the “Shareholders Agreement”), between COMCOR and RME, and as a result of the acquisition by RME of a controlling interest in COMCOR on June 7, 2006, (iii) 4,500,000 shares of Series B Convertible Preferred Stock, $0.01 par value ("Preferred Stock"), held directly by RME, which are convertible into Common Stock within 60 days, which COMCOR may be deemed to beneficially own by virtue of the Shareholders Agreement, and as a result of the acquisition by RME of a controlling interest in COMCOR on June 7, 2006, and (iv) 817,512 shares of Common Stock, which COMCOR may be deemed to beneficially own by virtue of the Shareholders Agreement, as a result of the acquisition by RME of a controlling interest in COMCOR on June 7, 2006, and pursuant to irrevocable proxy and power of attorney arrangements (the “Irrevocable Proxy Arrangements”) between RME and certain stockholders of the Company.

(2)

Includes all of the securities listed in (1) above, except for 163,503 shares of Common Stock which are subject to the Irrevocable Proxy Arrangements, with respect to which COMCOR does not have any dispositive power.

(3)

Based upon a total of 18,252,738 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on September 29, 2006, as disclosed by the Company to COMCOR (13,752,738), and assumes conversion of 4,500,000 shares of Preferred Stock held by RME.

(1)        Name of Reporting Persons.

              I.R.S. Identification Nos. of above persons (entities only).

              Yuri Pripachkin

(2)        Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)        [  ]

             (b)        [X]

(3)        SEC Use Only

(4)        Source of Funds (See Instructions): N/A

(5)        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [  ]

(6)        Citizenship or Place of Organization:

              Russian Federation

Number of Shares

(7)        Sole Voting Power:

        0

Beneficially Owned

(8)        Shared Voting Power:

12,913,475(4)

By Each Reporting

(9)        Sole Dispositive Power:

        0

Person With

(10)      Shared Dispositive Power:

12,749,972(5)

(11)          Aggregate Amount Beneficially Owned by Each Reporting Person:

 12,913,475(4)

(12)      Check if the Aggregate Amount in Row (11) Excludes

              Certain Shares (See Instructions):    [  ]

(13)       Percent of Class Represented by Amount in Row (11):  70.7%(6)

(14)     Type of Reporting Person (See Instructions):

             IN

(4)

Includes: (i) 4,220,879 shares of Common Stock held directly by COMCOR, (ii) 3,375,084 shares of Common Stock held directly by RME, which COMCOR may be deemed to beneficially own by virtue of the Shareholders Agreement, and as a result of the acquisition by RME of a controlling interest in COMCOR on June 7, 2006, (iii) 4,500,000 shares of Preferred Stock, held directly by RME, which are convertible into Common Stock within 60 days, which COMCOR may be deemed to beneficially own by virtue of the Shareholders Agreement, and as a result of the acquisition by RME of a controlling interest in COMCOR on June 7, 2006, and (iv) 817,512 shares of Common Stock, which COMCOR may be deemed to beneficially own by virtue of the Shareholders Agreement, as a result of the acquisition by RME of a controlling interest in COMCOR on June 7, 2006, and pursuant to the Irrevocable Proxy Arrangements.

(5)

Includes all of the securities listed in (1) above, except for 163,503 shares of Common Stock which are subject to the Irrevocable Proxy Arrangements, with respect to which COMCOR do not have any dispositive power.

(6)

Based upon a total of 18,252,738 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on September 29, 2006, as disclosed by the Company to COMCOR (13,752,738), and assumes conversion of 4,500,000 shares of Preferred Stock held by RME.

Page 3 of 9 Pages

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends the Schedule 13D filed by Moskovskaya Telecommunikatsionnaya Corporatsiya, an open joint stock company organized under the laws of the Russian Federation (“COMCOR”), and Mr. Yuri Pripachkin on March 4, 2004 (the “Schedule 13D”), as amended on October 6, 2004 (“Amendment No. 1”), on February 1, 2005 (“Amendment No. 2”), and on June 27, 2006 (“Amendment No. 3”).  All capitalized terms used in this statement and otherwise undefined shall have the meanings ascribed in Amendment No. 3.

Amendment No. 4 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Reporting Persons (defined below).  It shall refer only to information that has materially changed since the filing of Amendment No. 3.

Item 1.                        Security and Issuer

This Amendment No. 4 relates to the shares of common stock, par value $0.01 per share ("Common Stock"), of Moscow CableCom Corp., a Delaware corporation formerly known as Andersen Group, Inc. (the "Company"), whose principal executive offices are located at 590 Madison Ave., 38th Floor, New York, NY 10022.

Item 2.                        Identity and Background

This statement is being filed jointly by COMCOR and Mr. Yuri Pripachkin ("Mr. Pripachkin" and, together with COMCOR, collectively the "Reporting Persons").  Mr. Pripachkin is the chairman of the board of directors of COMCOR.  Through indirect ownership of equity interests in COMCOR, Mr. Pripachkin may be deemed to control COMCOR.

(a)

Name:

Moskovskaya Telecommunikatsionnaya Corporatsiya

(b)

Place of Organization:

Russian Federation

(c)

Principal Business:

The operation of a fiber optics telecommunications system

(d)

Business Address:

Neglinnaya, 17/2, Moscow 127051, Russia

(e)

During the last five years, COMCOR has not been convicted in a criminal proceeding (excluding traffic violations or other similar offenses).

(f)

During the last five years, COMCOR was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)

Name:

Yuri Pripachkin

(b)

Business Address:

Neglinnaya, 17/2, Moscow 127051, Russia

(c)

Present Principal Occupation:

Chairman of COMCOR’s board of directors

(d)

During the last five years, Mr. Pripachkin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Pripachkin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 4 of 9 Pages

(f)

Citizen of the Russian Federation.

Certain information regarding the directors and executive officers of Renova Media Enterprises Ltd. (“RME”) is set forth in Annex A hereto and incorporated by reference herein.

Item 3.                        Source and Amount of Funds or Other Consideration

N/A

Item 4.                        Purpose of Transaction

N/A

Item 5.                        Interest in Securities of the Issuer

(a)

Aggregate number and percentage of Common Stock beneficially owned as of the date hereof:

The Reporting Persons beneficially own in the aggregate 12,913,475 shares of Common Stock, which includes: (i) 4,220,879 shares of Common Stock held directly by COMCOR, (ii) 3,375,084 shares of Common Stock held directly by RME, which COMCOR may be deemed to beneficially own by virtue of a shareholders agreement, dated August 26, 2004, as amended (the “Shareholders Agreement”), between COMCOR and RME, and as a result of the acquisition by RME of a controlling interest in COMCOR on June 7, 2006, (iii) 4,500,000 shares of Series B Convertible Preferred Stock, $0.01 par value ("Preferred Stock"), held directly by RME, which are convertible into Common Stock within 60 days, which COMCOR may be deemed to beneficially own by virtue of the Shareholders Agreement, and as a result of the acquisition by RME of a controlling interest in COMCOR on June 7, 2006, and (iv) 817,512 shares of Common Stock, which COMCOR may be deemed to beneficially own by virtue of the Shareholders Agreement, as a result of the acquisition by RME of a controlling interest in COMCOR on June 7, 2006, and pursuant to irrevocable proxy and power of attorney arrangements (the “Irrevocable Proxy Arrangements”) between RME and certain stockholders of the Company.  Pursuant to Rule 13d-4 of the Exchange Act, the filing of this Amendment No. 4 shall not be construed as an admission by Mr. Pripchkin that he beneficially owns any of the securities covered by this Amendment No. 4.

These shares constitute approximately 70.7% of the Company’s Common Stock, based upon a total of 18,252,738 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on September 21, 2006, as disclosed by the Company to COMCOR (13,745,283), and assumes conversion of 4,500,000 shares of Preferred Stock held by RME.

Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, securities registered under Section 12 of the Exchange Act, which are issuable upon conversion or exercise of different securities, are beneficially owned only by the person who has the right to convert such securities and are deemed outstanding only in the calculation of the percentage of the class held by that person.  Because RME rather than COMCOR possesses the right to acquire Common Stock through conversion of Preferred Stock, the shares of Preferred Stock held by RME are not deemed to be beneficially owned by COMCOR under Rule 13d-3(d)(1)(i).  Nevertheless, the Preferred Stock held by RME has a practical impact on the relative voting power of the Common Stock owned by COMCOR.  Because the holder of the Preferred Stock votes as a class with the holders of the Common Stock, the votes of the aggregate outstanding shares of Common Stock and Preferred Stock are considered in determining action by the stockholders of the Company.  Therefore it is appropriate, regardless of Rule 13d-3(d)(1)(i), to consider the Preferred Stock held by RME as outstanding Common Stock for purposes of computing the percentage voting power that COMCOR holds in the Common Stock.

 (b)

Sole and shared voting power and dispositive power:

The Reporting Persons have shared voting power, subject to certain limitations, with respect to all of the 12,913,475 shares of Common Stock which they beneficially own, pursuant to the Shareholders Agreement.  The Reporting Persons share such voting power with RME. Certain information regarding the directors and executive officers of

Page 5 of 9 Pages

RME is set forth in Annex A hereto and incorporated by reference herein.

The Reporting Persons have shared dispositive power, subject to certain limitations, with respect to 12,749,972 shares of the Common Stock which they beneficially own, pursuant to the Shareholders Agreement and the Irrevocable Proxy Arrangements.  The Reporting Persons share such dispositive power with RME. Certain information regarding the directors and executive officers of RME is set forth in Annex A hereto and incorporated by reference herein.

(c)

Transactions in the Common Stock during the past 60 days:

In connection with the Company’s private offering of units (the “Units”) to certain accredited investors (the “Purchasers”), RME acquired 2,166,260 Units for an aggregate purchase price of $19,999,996 on September 21, 2006, pursuant to a subscription agreement, dated as of September 21, 2006 (the “Subscription Agreement”), between the Company and the Purchasers (the “Offering”).  Pursuant to the Subscription Agreement, the Company offered to sell each Unit, which consisted of one share of Common Stock and one-half warrant to acquire a share of Common Stock, at a purchase price of $9.2325.  COMCOR may be deemed to beneficially own the 2,166,260 shares of Common Stock purchased by RME in the Offering as a result of the Shareholders Agreement and as a result of the acquisition by RME of a controlling interest in COMCOR on June 7, 2006.  A copy of the Subscription Agreement is attached hereto as Exhibit 9 and is incorporated by reference herein.

(d)

With the exception of RME, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of, the 4,220,879 shares of Common Stock held by COMCOR.  RME acquired a controlling interest in COMCOR on June 7, 2006 and may therefore be deemed to have the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of, the shares of Common Stock held by COMCOR.

(e)

Date on which the reporting persons ceased to be the beneficial owner of more than five (5%) of the Common Stock:

N/A

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Amendment No. 2.

Item 7.           Material to be Filed as Exhibits

Exhibit 1

Stock Subscription Agreement, dated as of May 23, 2003, between Andersen Group, Inc. and Moskovskaya Telecommunikatsionnaya Corporatsiya.(1)

Exhibit 1.1

Amendment to the Stock Subscription Agreement, dated April 1, 2003, between Moscow CableCom Corp. and Moskovskaya Telecommunikatsionnaya Corporatsiya.(2)

Exhibit 2

Letter Agreement, dated February 23, 2004, between Andersen Group, Inc. and Moskovskaya Telecommunikatsionnaya Corporatsiya.(1)

Exhibit 3

Voting Agreement, dated as of February 23, 2004, among Moskovskaya Telecommunikatsionnaya Corporatsiya, Oliver Grace, Jr., Francis E. Baker and Andersen Group, Inc.(1)

Exhibit 4

Registration Rights Agreement, dated as of as of May 23, 2003 between Andersen Group, Inc. and Moskovskaya Telecommunikatsionnaya Corporatsiya.(1)

Exhibit 5

Termination Agreement, dated as of August 26, 2004, among Moskovskaya Telecommunikatsionnaya Corporatsiya,  Oliver Grace, Jr., Francis E. Baker and Moscow CableCom Corp.(2)

Page 6 of 9 Pages

Exhibit 6

Series B Convertible Preferred Stock Subscription Agreement, dated August 26, 2004, between  Moscow CableCom Corp. and Columbus Nova Investments VIII Ltd.(2)

Exhibit 7

Voting Agreement, dated August 26, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya and Columbus Nova Investments VIII Ltd.(2)

Exhibit 8

Shareholders Agreement, dated August 26, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya and Columbus Nova Investments VIII Ltd.(2)

Exhibit 8.1

Amendment No. 1 to the Shareholders Agreement, dated as of December 1, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya and Columbus Nova Investments VIII Ltd.(3)

Exhibit 8.2

Amendment No. 2 to Shareholders Agreement, dated December 30, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya and Columbus Nova Investments VIII Ltd.(3)

Exhibit 8.3

Amendment No. 3 to Shareholders Agreement, dated December 30, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya and Columbus Nova Investments VIII Ltd.(4)

Exhibit 9

Subscription Agreement, dated September 21, 2006, between Moscow CableCom Corp. and the investors listed therein.(4)

Exhibit 10

Joint Filing Agreement.(4)

__________________________________

(1)

Previously filed as an exhibit to the Schedule 13D, which was filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2004.

(2)

Previously filed as an exhibit to Amendment No. 1, which was filed with the SEC on October 6, 2004.

(3)

Previously filed as an exhibit to Amendment No. 2, which was filed with the SEC on February 1, 2005.

(4)

Filed herewith.

Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

DATED as of October 12, 2006.

MOSKOVSKAYA TELECOMMUNIKATSIONNAYA

CORPORATSIYA

By:   /s/ Aram S. Grigoryan

  /s/ Yuri Pripachkin

Name:  Aram S. Grigoryan

Yuri Pripachkin

Title:  General Director

Page 8 of 9 Pages

Annex A

Information Concerning the Directors and Executive Officers

-----------------------------------------------------------

of Renova Media Enterprises Ltd.

--------------------------------

Set forth below are the name, the present principal occupation or employment and the citizenship of each executive officer and director of Renova Media Enterprises Ltd. (the “Renova Officers and Directors”), as well as information regarding criminal and civil proceedings involving the Renova Officers and Directors during the past five years.  The current business address for each of the Renova Officers and Directors is P.O. Box N-7755, Nassau, Bahamas.

Name and Current          Present Principal         Citizenship

Business Address          Occupation or

                          Employment

-----------------------   -----------------------   -------------------------

Marco Montanari           Businessman                Swiss

-----------------------   -----------------------   -------------------------

Shakira Burrows           Secretary                  Bahamian

-----------------------   -----------------------   -------------------------

Olivier Chaponnier        Businessman                Swiss

-----------------------   -----------------------   -------------------------

Criminal proceedings:

During the last five years, none of the Renova Officers and Directors has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

Civil proceedings:

During the last five years, none of the Renova Officers and Directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding ay violation with respect to such laws.

Page 9 of 9 Pages